

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Via E-mail
Andrew Miller
Executive Vice President and
Chief Financial Officer
PTC Inc.
140 Kendrick Street
Needham, MA 02494

> **Re:    PTC Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 26, 2014**
> **Form 8-K filed November 5, 2014**
> **File No. 000-18059**

Dear Mr. Glidden:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 26

1.    We note in your tax rate reconciliation on page F-21 the impact that the line item "foreign rate differences" has on your effective tax rate. Please tell us what consideration you gave to providing a discussion that explains the relationship between foreign and domestic tax rates. In this regard, to the extent that any specific foreign jurisdictions had a more significant impact on your foreign rate differential and effective tax rate, tell us how you considered disclosing this information for each period presented as well as providing a discussion of how potential changes in such foreign jurisdictions may impact

your results of operations. As part of your response, please provide us with this information for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Form 8-K Filed November 5, 2014

2.      We note in Exhibits 99.1 and 99.2 of your earnings release your discussion of the results of the fourth quarter and year-end financial results appears to provide greater prominence to your non-GAAP measures than your GAAP measures. For example, in your "Results Commentary" in Exhibit 99.1 you discuss non-GAAP earnings per share and revenue without providing a discussion of the most directly comparable GAAP measurement. Similarly, in your "Q4 FY'14 – Key Points" discussion in Exhibit 99.2 you only discuss the period over period changes for your non-GAAP measures without providing a discussion of the period over period changes in your most directly comparable GAAP measurements. Please explain to us why you believe your discussion of your results complies with the guidance in Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, which require a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

3.      We note your discussion of the non-GAAP measure "free cash flow" in Exhibit 99.2. Please tell us your consideration for including the reasons why you believe this non-GAAP measure provides useful information to investors regarding your financial condition and results of operations in your "Important Information About Non-GAAP References" disclosure. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Andrew Miller
PTC Inc.
March 3, 2015
Page 3


       You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 with any question.  If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                       Sincerely,

                       /s/ Patrick Gilmore

                       Patrick Gilmore
                       Accounting Branch Chief